SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)

SCICLONE PHARMACEUTICALS, INC.
(Name of Issuer)

COMMON STOCK, NO PAR VALUE PER SHARE
(Title of Class of Securities)

80862K104
(CUSIP Number)

Third Security, LLC
The Governor Tyler
1881 Grove Avenue
Radford, Virginia 24141
Attention:  Marcus E. Smith, Esq.
Telephone No.: 540-633-7971
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

Copy to:
John Owen Gwathmey, Esq.
Hunton & Williams LLP
Riverfront Plaza, East Tower
951 East Byrd Street
Richmond, Virginia 23219

February 18, 2004
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or or 13d-1(g), check the following box [ ].




1.
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
   Randal J. Kirk

2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)
(b)	X

3.
SEC USE ONLY


4.
SOURCE OF FUNDS
   PF

5.
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6.
CITIZENSHIP OR PLACE OF ORGANIZATION
   United States


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7. SOLE VOTING POWER
   150,800

8. SHARED VOTING POWER
   1,877,770*

9. SOLE DISPOSITIVE POWER
   150,800

10. SHARED DISPOSITIVE POWER
   1,877,770*



11.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   2,028,570*

12.
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   4.6%

14.
TYPE OF REPORTING PERSON
   IN


* The Reporting Person expressly disclaims beneficial ownership of any shares other than the shares owned of record by such Reporting Person. The filing of this statement shall not be deemed to be an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement other than the shares owned of record by such Reporting Person.




1.
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
   Randal J. Kirk (2000) Limited Partnership	I.R.S. Identification
No.:  51-0404163

2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)
(b)	X

3.
SEC USE ONLY


4.
SOURCE OF FUNDS
   WC

5.
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6.
CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7. SOLE VOTING POWER
   0

8. SHARED VOTING POWER
   1,250,300

9. SOLE DISPOSITIVE POWER
   0

10. SHARED DISPOSITIVE POWER
   1,250,300



11.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   1,250,300

12.
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   2.8%

14.
TYPE OF REPORTING PERSON
   OO - limited partnership




     This Amendment No. 2 (this "Amendment") amends and supplements the Statement on Schedule 13D, dated June 7, 2002 and filed on June 12, 2002, as amended by Amendment No. 1 dated September 25, 2002 and filed on October 2, 2002 (the "Original Schedule 13D"), relating to the common stock, no par value per share (the "Common Stock"), of SciClone Pharmaceuticals, Inc., a California corporation (the "Issuer"). Mr. Randal J. Kirk, a citizen of the United States ("Mr. Kirk"), and Randal J. Kirk (2000) Limited Partnership, a Delaware limited partnership that is controlled by Mr. Kirk ("Kirk 2000" and, together with Mr. Kirk, the "Reporting Persons"), are filing this Amendment to disclose that the Reporting Persons have sold certain of their shares of Common Stock such that they now own less than 5% of the outstanding Common Stock. As described in this statement, certain shares of Common Stock included in this statement are directly beneficially owned by Kirkfield, L.L.C., a Virginia limited liability company that is controlled by Mr. Kirk, and RJK, L.L.C., a Virginia limited liability company that is controlled by Mr. Kirk. Each Reporting Person expressly disclaims beneficial ownership of any shares other than the shares owned of record by such Reporting Person. The filing of this statement shall not be deemed to be an admission that any Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement other than the shares owned of record by such Reporting Person.

Item 2.	Identity and Background.

     Item 2 of the Original Schedule 13D is amended and restated in its entirety as follows:

     "(a)-(c), (f)   This statement is being filed on behalf of Randal J.
Kirk, a citizen of the United States ("Mr. Kirk"), and Randal J. Kirk (2000) Limited Partnership, a Delaware limited partnership that is controlled by Mr. Kirk ("Kirk 2000" and, together with Mr. Kirk, the "Reporting Persons"). Mr. Kirk's principal occupation is investor, and his business address is c/o Third Security, LLC, The Governor Tyler, 1881 Grove Avenue, Radford, Virginia 24141. Kirk 2000 manages the investments and property owned by the limited partnership. The address of Kirk 2000's principal business and office is c/o Third Security, LLC, The Governor Tyler, 1881 Grove Avenue, Radford, Virginia 24141. The managing general partner of Kirk 2000 is Mr. Kirk, and the corporate general partner of Kirk 2000 is Lotus Capital (2000) Company, Inc., a Delaware corporation ("Lotus Capital"). The name, address and present principal occupation of each of the directors and executive officers of Lotus Capital are set forth in Appendix A attached hereto. Except as provided in Appendix A attached hereto, each director and executive officer of Lotus Capital is a citizen of the United States.

     (d)-(e) During the last five years, none of the Reporting Persons nor, to the best of the Reporting Persons' knowledge, any of the directors or executive officers of Lotus Capital has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws."

Item 4.	Purpose of Transaction.

     Item 4 of the Original Schedule 13D is amended and restated in its entirety as follows:

     "The Reporting Persons' purpose in purchasing the Common Stock reported in Item 5(a) hereof is for investment purposes and as described in the following paragraph. The Reporting Persons from time to time intend to review their continuing investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Common Stock or otherwise, they may acquire shares of Common Stock or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the shares of Common Stock currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

     Except as set forth above, none of the Reporting Persons nor, to the best of the Reporting Persons' knowledge, any of the directors or executive officers of Lotus Capital has any plans or proposals that relate to or would result in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above. The Reporting Persons may formulate plans or proposals with respect to one or more of the foregoing in the future."

Item 5.	Interest in Securities of the Issuer.

Item 5(a) of the Original Schedule 13D is amended and restated in its entirety as follows:

     "(a) The aggregate number and percentage of shares of Common Stock to which this statement relates is 2,028,570 shares, representing 4.6% of the 44,362,567 shares of Common Stock outstanding as reported by the Issuer on October 31, 2003 in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003 (the most recent available filing by the Issuer with the Securities and Exchange Commission that includes the number of shares of Common Stock outstanding). Mr. Kirk directly beneficially owns 150,800 shares of Common Stock to which this statement relates, and Kirk 2000 directly beneficially owns 1,250,300 shares of Common Stock to which this statement relates. Kirkfield and RJK directly beneficially own 598,900 and 28,570 shares of Common Stock, respectively, to which this statement relates. Each Reporting Person expressly disclaims beneficial ownership of any shares other than the shares owned of record by such Reporting Person. The filing of this statement shall not be deemed to be an admission that any Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement other than the shares owned of record by such Reporting Person."

     Item 5(c) of the Original Schedule 13D is amended and supplemented as follows:

     "The following table lists all transactions in shares of Common Stock by the Reporting Persons, any of the entities controlled by Mr. Kirk named
Item 5(a) hereof and, to the best of the Reporting Persons' knowledge, any of the directors or executive officers of Lotus Capital that were effected during the past 60 days. Other than the gift by RJK on December 26, 2003 to an unaffiliated foundation, all such transactions were effected on the Nasdaq National Market System.


Reporting Person	Date		Shares Purchased(sold)	Average Price Per Share*


RJK, L.L.C.		12/26/03	(24,630)		Gift
Randal J. Kirk		2/11/04		(77,000)		$7.10
Randal J. Kirk		2/12/04		(30,000)		$7.03
Randal J. Kirk		2/13/04		(6,000)			$7.01
Randal J. Kirk		2/17/04		(58,700)		$7.27
Randal J. Kirk 		2/17/04		(131,300)		$7.22
(2000) Limited
Partnership
Randal J. Kirk 		2/18/04		(424,000)		$7.68
(2000) Limited
Partnership
Randal J. Kirk 		2/19/04		(194,400)		$7.70
(2000) Limited
Partnership
Kirkfield, L.L.C.	2/19/04		(78,600)		$7.70

*Price excludes commission."


     Item 5(e) of the Original Schedule 13D is amended and restated in its entirety as follows:

     "The Reporting Persons, collectively as a group and each of them individually, ceased to be the beneficial owner of more than 5% of the outstanding shares of Common Stock on February 19, 2004."


Item 7.	Material to be Filed as Exhibits.

     The following document is being filed as an exhibit to this Amendment and is incorporated herein by reference:

     Exhibit 99.1 Joint Filing Agreement, dated as of February 23, 2004, by and between Randal J. Kirk and Randal J. Kirk
(2000) Limited Partnership.




SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date:  February 23, 2004	/s/ Randal J. Kirk
				Randal J. Kirk

Date:  February 23, 2004	RANDAL J. KIRK (2000) LIMITED PARTNERSHIP

				By: 	Lotus Capital (2000) Company, Inc.

    				By:  	/s/ Randal J. Kirk
        				Randal J. Kirk
         				President



Appendix A

INFORMATION CONCERNING THE DIRECTORS AND
EXECUTIVE OFFICERS OF LOTUS CAPITAL (2000) COMPANY, INC.

     The following tables set forth the name, business address and present principal occupation or employment of each director and executive officer of Lotus Capital (2000) Company, Inc, the general partner of Randal J. Kirk
(2000) Limited Partnership. Unless otherwise indicated below, each person and business listed below has a business address at c/o Third Security, LLC, The Governor Tyler, 1881 Grove Avenue, Radford, Virginia 24141. In addition, each person listed below is a citizen of the United States. None of the individuals listed below has been, during the last five years: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Name		Office(s)		Present Principal Occupation Or Employment

Randal J. Kirk	President and Director 	Mr. Kirk currently serves in a number of
		(since 2000)		capacities: Senior Managing Director of Third Security, LLC,
					a private investment and advisory firm; Chairman, President,
					and Chief Executive Officer of New River Pharmaceuticals
					Inc., a developmental stage pharmaceutical company;
					Chairman of Harvest Pharmaceuticals Inc., a pharmaceutical
					sales and marketing company; Chairman of Biological &
					Popular Culture LLC, an automated proactive notification
					software and service company.

Franklin 	Secretary and Director  Attorney
Montgomery	(since 2000)
1270 Avenue of
the Americas,
Ste. 2011
New York, NY
10020





EXHIBIT INDEX

Exhibit Number	Exhibit

Exhibit 99.1	Joint Filing Agreement, dated as of February 23,
                2004, by and between Randal J. Kirk and Randal J.
                Kirk (2000) Limited Partnership.





EXHIBIT 99.1

JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons names below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D, including amendments thereto, with regard to the common stock of SciClone Pharmaceuticals, Inc., a California corporation, and further agree that this Joint Filing Agreement be included as an exhibit to such joint filings. In evidence thereof, the undersigned hereby execute this Joint Filing Agreement as of the 23rd day of February, 2004.


Date:  February 23, 2004	/s/ Randal J. Kirk
				Randal J. Kirk

Date:  February 23, 2004	RANDAL J. KIRK (2000) LIMITED PARTNERSHIP

				By:	Lotus Capital (2000) Company, Inc.

				By:	/s/ Randal J. Kirk
					Randal J. Kirk
					President